Schedule 13G
Elbit Imaging, LTD
Common stock
9/13/19
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed
[] Rule 13d1(b)
[X] Rule 13d1(c)
[] Rule 13d1(d)
(1) Richard & Allyson Rosenberg
(2) Check the appropriate box if a member of a group
(a)Not a Group
(b)
(3) SEC use only
(4) US
Number of shares beneficially owned by each reporting person with
(5) Sole voting power ?0
(6) Shared voting power ? 600,000
(7) Sole dispositive power? 0
(8) Shared dispositive power? 0
(9) Aggregate amount beneficially owned by each reporting person ? 600,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 6.2%
(12) Type of reporting person (see instructions) IN
Signature.After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated 9/20/19
Richard & Allyson Rosenberg
Signature
Husband & Wife